Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

CBOT MEMBER Q&A

1.	What steps must occur for the merger to be completed successfully?

The closing of the transaction is subject to regulatory approvals, the approval of CME and CBOT shareholders and CBOT members and other customary closing conditions. We expect the transaction to close by mid 2007.

2.	Who will lead the combined company?

Terry Duffy will serve as the Chairman. Charlie Carey will serve as Vice-Chairman. Craig Donohue will serve as the Chief Executive Officer. Bernie Dan will serve as Special Advisor to the company for a period of one year.

3.	If the merger is completed, will my trading rights be affected?

No. The transaction will not result in any change to your trading privileges on CME or CBOT.

4.	Will my existing relationship with my clearing firm be affected?

No. Your existing relationship with your clearing firm will not be affected by the transaction.

5.	Will I be able to trade any CBOT products as an owner or holder of a CME membership?

The transaction will not result in any change to your trading privileges. Therefore, you will continue to be able to trade on CME and/or CBOT on the same terms as before the transaction. For example, if you own a membership at CBOT, you will continue to be able to trade CBOT products as a member following the closing.

6.	Will I receive the same member fee reductions trading for CBOT products following the closing as I do while trading CME products?

The transaction will not result in any change to your trading privileges on CME or CBOT. Therefore, you will continue to receive member fee reductions that you received prior to the closing, whether that involves trading in CME or CBOT products.

7.	Where will pit trading take place in the new company?

We expect that, after the transaction is completed, all CME’s trading pits will be relocated to CBOT’s trading floor. We will communicate information on timing of that relocation as soon as it is available.

8.	Will I have access to CBOT products on CME Globex®?

We expect to move electronically traded products onto CME Globex. We will communicate information throughout the process.

9.	CME and CBOT have some differences in trading conventions such as block trading, dual trading, etc. Will this combination alter trade practices of either CME or CBOT?

We have agreed, subject to certain limitations, to protect CBOT members’ ability to dual trade. We will evaluate future changes in trading conventions following the closing as appropriate.

10.	As a member of CME, will I have any special rights with respect to trading CBOE products?

CME members will not have any special rights with respect to trading CBOE products.

11.	Will I need to be qualified by a CBOT clearing member in order to trade CBOT products?

Yes.

12.	Will the transaction have any effect on my broker association arrangement at CME?

No.

13.	Can I form a broker association with members of CBOT?

No. The existing broker association rules at CME will remain in effect following the transaction. There are no special broker association arrangements with CBOT members at this time.

14.	Will I be required to go through the membership process at CBOT if I am going to trade CBOT products as a member?

Yes. However, if you plan to trade CBOT products as a customer, there is no need to go through the membership process at CBOT.

15.	Will I receive a financial interest in CBOT as a result of the transaction, based on my membership at CME?

No. In the transaction, shareholders of CBOT are entitled to receive 0.3006 shares of CME for every share of CBOT stock that they own.

16.	Where can I get more information regarding the transaction?

There will be a Member Meeting held Wednesday, October 18, 2006, at 2:30 p.m. in the CBOT’s Agricultural Trading Room. For members unable to attend the meeting in person, a live broadcast will be available on MemberNet. More information can be found on MemberNet or www.cbot.com.

IMPORTANT MERGER INFORMATION

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.